Exhibit 99.1

MAG SILVER CORP. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars) For the three and six months ended June 30, 2016 Dated: August 15, 2016

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(In thousands of US dollars, except shares)
	Note	June 30, 2016	December 31, 2015

ASSETS

CURRENT
Cash		$30,858	$75,424
Term deposits	3	110,000	-
Accounts receivable	4	387	327
Marketable securities	5	22	279
Prepaid expenses		363	150
TOTAL CURRENT ASSETS		141,630	76,180
EQUIPMENT	6	48	38
INVESTMENT IN ASSOCIATE	7	35,772	31,240
EXPLORATION AND EVALUATION ASSETS	8	53,517	52,806
TOTAL ASSETS		$230,967	$160,264

LIABILITIES

CURRENT
Trade and other payables		$339	$957
COMMITMENTS	7,15

DEFERRED INCOME TAXES	16	5,960	5,165

TOTAL LIABILITIES		6,299	6,122

EQUITY

Share capital	9
Authorized - unlimited common shares,
without par value
Issued and outstanding common shares
at June 30, 2016 - 80,208,810 (Dec. 31, 2015 - 69,407,386)		339,021	262,218
Equity reserve		17,280	19,993
Accumulated other comprehensive income		796	836
Deficit		(132,429)	(128,905)
TOTAL EQUITY		224,668	154,142
TOTAL LIABILITIES AND EQUITY		$230,967	$160,264

SUBSEQUENT EVENTS	17

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
(In US dollars except for shares and per share amounts)

		For the three months ended				For the six months ended
		June 30				June 30
	Note	2016		2015		2016		2015
EXPENSES
Accounting and audit			$80		$68		$163		$154
Amortization	6		4		4		8		8
Filing and transfer agent fees			7		8		170		161
Foreign exchange (gain) loss			(23)		(156)		(292)		938
General office expenses			266		243		404		374
Legal			38		71		95		109
Property investigation costs			43		37		84		138
Management compensation and consulting fees			437		400		864		805
Share based payment expense	9b,c,d		1,193		1,114		1,772		1,435
Shareholder relations			120		149		243		294
Travel			59		119		143		194
			2,224		2,057		3,654		4,610
INTEREST INCOME			303		68		416		160
GAIN ON SALE OF MARKETABLE SECURITIES	5		1,152		-		1,152		-
IMPAIRMENT OF INVESTMENT
IN MARKETABLE SECURITIES	5		-		-		-		(75)
EQUITY PICK UP FROM ASSOCIATE	7		(600)		(147)		(643)		(147)
LOSS FOR THE PERIOD BEFORE INCOME TAX		$	(1,369)	$	(2,136)	$	(2,729)	$	(4,672)

DEFERRED INCOME TAX EXPENSE	16		(858)		-		(795)		-
LOSS FOR THE PERIOD		$	(2,227)	$	(2,136)	$	(3,524)	$	(4,672)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
UNREALIZED GAIN (LOSS) ON
MARKETABLE SECURITIES, NET OF TAXES	5		(214)		33		1,112		(41)
RECLASSIFICATION TO GAIN ON SALE
OF MARKETABLE SECURITIES	5		(1,152)		-		(1,152)		-
			(1,366)		33		(40)		(41)

TOTAL COMPREHENSIVE INCOME (LOSS)		$	(3,593)	$	(2,103)	$	(3,564)	$	(4,713)

BASIC AND DILUTED
LOSS PER SHARE			$(0.03)		$(0.03)		$(0.05)		$(0.07)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING - BASIC AND DILUTED			79,911,683		69,191,709		76,399,679		69,116,273

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
(In thousands of US dollars, except shares)	Accumulated

								Accumulated
							Unrealized	other
			Common shares			Currency	gain (loss) on	comprehensive
			without par value		Equity	translation	marketable	income (loss)		Total
	Note		Shares	Amount	Reserve	adjustment	securities	("AOCI")	Deficit	equity
Balance, January 1, 2015			68,860,536	$257,023	$19,486	$784	$74	$858	$(112,076)	$165,291
Stock options exercised	9a,	b	424,900	3,769	(1,172)	-	-	-	-	2,597
Stock options exercised cashless	9a,	b	121,150	1,418	(1,418)	-	-	-	-	-
Restricted share units converted	9	c	800	8	(8)	-	-	-	-	-
Share based payment	9b,c,	d	-	-	3,105	-	-	-	-	3,105
Unrealized loss on marketable securities	5		-	-	-	-	(22)	(22)	-	(22)
Net loss			-	-	-	-	-	-	(16,829)	(16,829)
Total Comprehensive Loss			-	-	-	-	(22)	(22)	(16,829)	(16,851)

Balance, December 31, 2015			69,407,386	$262,218	$19,993	$784	$52	$836	$(128,905)	$154,142
Stock options exercised	9a,	b	247,750	2,381	(717)	-	-	-	-	1,664
Stock options exercised cashless	9a,	b	312,924	3,768	(3,768)	-	-	-	-	-
Share based payment	9b,c,	d	-	-	1,772	-	-	-	-	1,772
Issued for cash	9	a	10,240,750	70,654	-	-	-	-	-	70,654

Unrealized gain on marketable securities	5		-	-	-	-	1,112	1,112	-	1,112
Gain on sale of marketable securities	5						(1,152)	(1,152)		(1,152)
Net loss			-	-	-	-	-	-	(3,524)	(3,524)
Total Comprehensive Loss			-	-	-	-	(40)	(40)	(3,524)	(3,564)

Balance, June 30, 2016			80,208,810	$339,021	$17,280	$784	$12	$796	$(132,429)	$224,668

Six Month Comparative:
Balance, January 1, 2015			68,860,536	$257,023	$19,486	$784	$74	$858	$(112,076)	$165,291
Stock options exercised	9a,	b	314,900	2,601	(801)	-	-	-	-	1,800
Stock options exercised cashless	9a,	b	73,440	545	(545)	-	-	-	-	-
Share based payment expense	9b,c,	d	-	-	1,449	-	-	-	-	1,449

Unrealized loss on marketable securities	5		-	-	-	-	(41)	(41)	-	(41)
Net loss			-	-	-	-	-	-	(4,672)	(4,672)
Total Comprehensive Loss			-	-	-	-	(41)	(41)	(4,672)	(4,713)

Balance, June 30, 2015			69,248,876	$260,169	$19,589	$784	$33	$817	$(116,748)	$163,827

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(In thousands of US dollars, unless otherwise stated)

		For the three months ended		For the six months ended
		June 30		June 30
	Note	2016	2015	2016	2015

OPERATING ACTIVITIES
Loss for the period		$(2,227)	$(2,136)	$(3,524)	$(4,672)
Items not involving cash:
Amortization	6	4	4	8	8
Deferred income tax expense	16	858	-	795	-
Equity pick up from Associate	7	600	147	643	147
Impairment of investment in marketable securities	5	-	-	-	75
Gain on sale of marketable securities	5	(1,152)	-	(1,152)	-
Share based payment expense	9b,c,d	1,193	1,114	1,772	1,435
Unrealized foreign exchange loss (gain)		(17)	(150)	(298)	940

Changes in operating assets and liabilities
Accounts receivable		(186)	(63)	(60)	224
Prepaid expenses		93	126	(213)	(64)
Trade and other payables		(444)	(151)	(411)	(148)
Net cash used in operating activities		(1,278)	(1,109)	(2,440)	(2,055)

INVESTING ACTIVITIES
Investment in associate	7	(2,119)	(990)	(5,153)	(3,181)
Exploration and evaluation expenditures	8	(277)	(355)	(940)	(792)
Expenditures under Option to acquire Mineral interest	8	-	(236)	-	(345)
Purchase of equipment	6	(7)	-	(18)	-
Purchase of marketable securities	5	-	(8)	-	(8)
Net proceeds from sale of marketable securities	5	1,369	-	1,369	-
Purchase of term deposit	3	(110,000)	-	(110,000)	-
Net cash used in investing activities		(111,034)	(1,589)	(114,742)	(4,326)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	1,169	359	1,664	1,800
Issuance of common shares, net of share issue costs	9	(45)	-	70,654	-
Net cash from financing activities		1,124	359	72,318	1,800

EFFECTS OF EXCHANGE RATE CHANGES ON CASH		18	102	298	(668)

DECREASE IN CASH		(111,170)	(2,237)	(44,566)	(5,249)
CASH, BEGINNING OF PERIOD		142,028	83,268	75,424	86,280
CASH, END OF PERIOD		$30,858	$81,031	$30,858	$81,031

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

1.            NATURE OF OPERATIONS

MAG Silver Corp. (the "Company" or "MAG") was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007.

The Company is an exploration and development company working on mineral properties in Mexico that it has either staked or acquired by way of option agreement.  The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:
2600 – 595 Burrard Street
Vancouver, British Columbia,
Canada V7X 1L3

Head office and principal place of business:
770 – 800 West Pender Street
Vancouver, British Columbia,
Canada V6C 2V6

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements ("Interim Financial Statements) are prepared under International Accounting Standards 34 Interim Financial Reporting ("IAS 34"), in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

The accounting policies set out below have been applied consistently by the Company and its subsidiaries to all periods presented herein.

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on August 15, 2016.

(a)           Basis of consolidation

These Interim Financial Statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor's returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at June 30, 2016 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.  All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These Interim Financial Statements also include the Company's 44% interest in the Juanicipio Joint Venture (Note 7), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company's subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)            Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company's investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company's investment.

Impairment

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of June 30, 2016 and noted no impairment indicators. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate.  When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

(c)           Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, recoveries of receivable balances, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated.

(d)           Critical judgments

The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(g)).

(e)            Financial instruments

Measurement – initial recognition

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition plus attributable transaction costs, except for financial assets and financial liabilities classified as fair value through profit and loss ("FVTPL"). The directly attributable transactions costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

The Company classifies financial instruments as either held-to-maturity, available-for-sale, FVTPL, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are subsequently measured at amortized cost.  Instruments classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Available-for-sale instruments are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income ("OCI").

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

The Company has designated its cash and term deposits as FVTPL, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Marketable securities such as warrants, that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss. All of the Company's other marketable securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets are impaired.  Financial assets are considered impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset.

For available-for-sale financial assets, a significant or prolonged decline in fair value is evidence that the asset may be impaired. If such evidence exists, the cumulative loss that has been recognized in accumulated other comprehensive income (loss) is removed and recognized as an impairment of investment in the consolidated statement of loss.  The Company evaluates whether a decline in value is significant or prolonged through analysis of the facts and circumstances of the financial assets, the market price of the actively traded securities, the severity of the loss, the financial position and near-term prospects of the investment, length of time the fair value has been below costs, evidence that the carrying amount is recoverable within a reasonable period of time, management's intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management's market view and outlook. If the value of the previously impaired available-for-sale asset subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recognized impairment is not reversed.

For financial assets measured at amortized cost, an impairment loss recognized in consolidated statement of income (loss) is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Any reversal of impairment is recognized in consolidated statement of income (loss).

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

(f)            Cash and Term Deposits

Cash includes cash on hand, deposits held with banks, and highly liquid bank interest savings accounts, with original maturities, if applicable, of three months or less.
Term deposits are comprised of guaranteed investment certificates with a term to maturity in excess of three months from date of acquisition.

(g)           Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests.  Option payments made by the Company are capitalized until the decision to exercise the option is made.  If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset.  At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. The Company has performed an assessment for impairment indicators of each property as of June 30, 2016 and noted no impairment indicators. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.  If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized.  A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

(h)           Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment                                                                                       30% declining balance
Field equipment 30% declining balance
Leasehold improvements straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

(i)            Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values.  Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)            Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company's actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets.  The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision recorded by the Company for closure and reclamation as at June 30, 2016 or December 31, 2015.

(k)	Functional currency and presentation currency

The functional currency of the parent and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar ("US$").

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

The Company's reporting and presentation currency is the US$.

(l)            Foreign currency transactions

Transactions incurred in currencies other than the Company's functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

(m)          Loss per common share

Basic loss per share is based on the weighted average number of common shares outstanding during the period.

Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company's share unit plan, to the extent their inclusion is not anti-dilutive.

As at June 30, 2016, the Company had 3,017,584 (June 30, 2015: 4,311,245) common share equivalents consisting of common shares issuable upon the exercise of outstanding exercisable stock options, restricted and performance share units, and deferred share units.  These common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(n)          Share based payments

The fair value of share-based payment expense and other share-based payments are estimated as of the date of the grant and are recorded in profit and loss over their vesting periods except for grants to project consultants which are capitalized to the specific project.  The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model.  The fair value of restricted, performance, and deferred share units, is based on the fair market value of a common share equivalent on the date of grant.  Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

(o)           Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at June 30, 2016. These include:

IFRS 9 Financial Instruments.  In July 2014, the IASB issued the final version of IFRS 9 which replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  The standard is effective for annual periods beginning on or after of January 1, 2018, with early adoption permitted. The Company has not early adopted this standard and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In July 2015, the IASB determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.  Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company's only source of revenue in the current and prior periods is interest income from high interest savings accounts and term deposits, but the Company is currently evaluating the impact this standard may have on its consolidated financial statements once revenue from contracts with customers is generated.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company has not early adopted this standard, and is currently evaluating the impact it is expected to have on its consolidated financial statements.

3.             TERM DEPOSITS

The Company has invested in non-redeemable bank term deposits, with a term to maturity in excess of three months from date of acquisition, as follows:

	Interest	June 30,	December 31,
	Rate	2016	2015
Term deposit with maturity of October 18, 2016	0.89%	$55,000	$-
Term deposit with maturity of April 18, 2017	1.20%	55,000	-
		$110,000	$-

4.             ACCOUNTS RECEIVABLE

	June 30,	December 31,
	2016	2015
Goods and services tax ("GST") recoverable	$25	$21
Mexican value added tax ("IVA") recoverable	119	301
Interest receivable and other	243	5
	$387	$327

All amounts are expected to be recovered within a year.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

5.              MARKETABLE SECURITIES

The Company holds investments in marketable securities designated as available-for-sale securities as follows:

	June 30	December 31
Fair value, end of the period	2016	2015
Available-for-sale securities	$22	$279

During the three and six months ended June 30, 2016, the Company recorded an unrealized loss of $214 and an unrealized gain of $1,112 respectively, in other comprehensive income (loss) (June 30, 2015: $33 unrealized gain and $41 unrealized loss respectively) on marketable securities designated as available-for-sale instruments.

During the three and six months ended June 30, 2016, the Company received proceeds of $1,369 (June 30, 2015: nil and nil respectively) on the sale of marketable securities, and realized a gain net of commission, of $1,152 (June 30, 2015: nil and nil respectively) on the sale of certain marketable securities.

	June 30,	December 31,
	2016	2015
Fair value, beginning of year	$279	$365
Purchase of marketable securities	-	28
Unrealized gain (loss) for the period	1,112	(22)
Impairment for the year	-	(92)
Sale of marketable securities	(1,369)	-
Fair value, end of period	$22	$279

Available-for-sale financial assets are assessed at each reporting date for objective evidence of a significant or prolonged decline in fair value, requiring impairment recognition. For the six months ended June 30, 2016, after management's review and based on objective evidence, no impairment was recognized in the consolidated statement of loss (June 30, 2015: $75).

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

6. EQUIPMENT

Cost	Computer equipment	Field & Office equipment	Leasehold improvements	Total
Balance January 1, 2015	$252	$161	$7	$420
Additions	-	2	-	2
Balance December 31, 2015	252	163	7	422
Additions	18	-	-	18
Balance, June 30, 2016	$270	$163	$7	$440

Accumulated depreciation	Computer equipment	Field & Office equipment	Leasehold improvements	Total
Balance as at January 1, 2015	$215	$146	$7	$368
Amortization	11	5	-	16
Balance as at December 31, 2015	226	151	7	384
Amortization	6	2	-	8
Balance, June 30, 2016	$232	$153	$7	$392

Carrying amounts	Computer equipment	Field & Office equipment	Leasehold improvements	Total
At December 31, 2015	$26	$12	$-	$38
At June 30, 2016	$38	$10	$-	$48

7.           INVESTMENT IN ASSOCIATE ("MINERA JUANICIPIO S.A. DE C.V.")

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003.  Pursuant to an agreement effective July 1, 2005 (the "Agreement") with Industrias Peñoles, S.A. de C.V. ("Peñoles"), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio") for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc ("Fresnillo") pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 12% of the common shares of the Company as at June 30, 2016, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders agreement.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

The Company's investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	June 30,	December 31,
	2016	2015
Joint venture oversight expenditures incurred 100% by MAG	$188	$212
Cost recoveries	(104)	-
Cash contributions to Minera Juanicipio (1)	5,091	4,796
Total for the current period	5,175	5,008
Equity pick up of current loss for the period (2)	(643)	(1,366)
Balance, beginning of the period	31,240	27,598
Balance, end of the period	$35,772	$31,240
(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the period.
(2) Represents the Company's 44% share of Minera Juanicipio's loss for the period, as determined by the Company.

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

	June 30,	December 31,
	2016	2015

Cash and cash equivalents	$2,820	$377
IVA and other receivables	5,078	4,442
Prepaids	282	18
Total current assets	8,180	4,837
Minerals, surface rights, exploration & development expenditures	74,174	67,513
Total assets	$82,354	$72,350

Payables to Peñoles and other vendors	$210	$1,262
Total current liabilities	210	1,262
Provision for reclamation and remediation costs	345	360
Deferred income tax liability	6,755	5,793
Total liabilities & equity	7,310	7,415
Shareholders' equity	75,044	64,935
Total liabilities & equity	$82,354	$72,350

	June 30,	December 31,
	2016	2015

Deferred income tax expense	$962	$2,403
Exchange Loss	499	702

Net loss	$1,461	$3,105

MAG's 44% equity pick up	$643	$1,366

Evaluation and exploration expenditures and initial development expenditures, capitalized directly by Minera Juanicipio for the six months ended June 30, 2016 amounted to $6,661 (June 30, 2015: $4,185).

There are no direct operating expenses or income in Minera Juanicipio, as all mineral, surface rights, and exploration and development expenditures are capitalized.

8.	EXPLORATION AND EVALUATION ASSETS

The Company has the following exploration and evaluation assets:

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

	Six months ended June 30, 2016
	Cinco de
	Mayo (a)	Guigui (b)	Total
Exploration and evaluation assets
Camp and site costs	$46	$3	$49
Legal, community and other consultation costs	426	-	426
Geological & geophysical	16	11	27
Land taxes and gov't fees	142	46	188
Travel, transport & shipping	20	1	21
Total for the period	650	61	711
Balance, January 1, 2016	48,859	3,947	52,806
Balance, June 30, 2016	$49,509	$4,008	$53,517

	Year ended December 31, 2015
	Cinco de
	Mayo (a)	Guigui (b)	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$123	$34	$157
Camp and site costs	86	14	100
Legal, community and other consultation costs	921	23	944
Drilling & drilling preparation	-	365	365
Geochemical & metallurgical	-	35	35
Geological & geophysical	54	159	213
Land taxes and gov't fees	266	97	363
Travel, transport & shipping	81	67	148
Total for the year	1,531	794	2,325
Balance January 1, 2015	47,328	3,153	50,481
Balance, December 31, 2015	$48,859	$3,947	$52,806

At June 30, 2016, trade and other payables includes exploration and evaluation asset expenditures of $122 (June 30, 2015: $138), a non-cash investing activity.

(a)           Cinco de Mayo Property

Under the terms of an agreement dated February 26, 2004, the Company acquired a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns ("NSR") royalty.  During the year ended December 31, 2008, the Company acquired a 100% interest in certain additional mining concessions internal to the Cinco de Mayo Property from two separate vendors, for which the Company made a one-time payment of $350.  During the year ended December 31, 2009, the Company acquired a 100% interest in certain additional mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors, for which the Company made a one-time payment of $362. During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid $40 upon executing the option agreements, and a subsequent $180 to complete its 100% earn in on these additional auxiliary claims.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2009, the Company also purchased 41 surface rights in the Cinco de Mayo area for $660 from local Ejido members, who along with the Federal Agrarian Authority ratified the purchase. The Company is awaiting formal title transfer of the surface rights, as certain members of the Ejido have since challenged the purchase and prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process.  The Company believes this permit delay will be resolved and is working to permanently secure surface access with the Ejido.

(b)	Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District of Chihuahua, Mexico, and is subject to a royalty of 2.5% of the net smelter returns obtained from the property.  The Company filed for and obtained an additional 3,800 hectare "Guiguito" concession in 2013, and the combined property now consists of roughly 8,300 hectares.

There were no write downs in the six months ended June 30, 2016.  During the year ended December 31, 2015, the Company wrote down the Salamandra option to acquire mineral interest totaling $4,292.  A review of the past exploration results on the property failed to meet the Company's criteria for continued exploration, and the Company determined not to earn into the Salamandra property and allowed the option to expire.

9. SHARE CAPITAL

(a)           Issued and outstanding

At June 30, 2016, there were 80,208,810 shares outstanding (December 31, 2015: 69,407,386).

On March 1, 2016, the Company closed a bought deal public offering of 8,905,000 common shares at $7.30 per share, for gross proceeds of $65,006. On March 4, 2016, the over-allotment option granted to the underwriters to purchase up to an additional 1,335,750 common shares was exercised in full for additional gross proceeds of $9,751 for total gross proceeds of $74,757.  The Company paid a commission to the underwriters of $3,497 and legal and filing costs totaled an additional $606 resulting in net proceeds of $70,654.

During the six months ended June 30, 2016, 247,750 stock options were exercised for cash proceeds of $1,664 (June 30, 2015: 314,900 stock options were exercised for cash proceeds of $1,800).  An additional 1,103,334 stock options were exercised under a less dilutive cashless exercise provision of the plan (June 30, 2015: 220,500), whereby 312,924 shares were issued in settlement of the stock options (June 30, 2015: 73,440), and the remaining 790,410 options were cancelled (June 30, 2015: 147,060).

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

During the year ended December 31, 2015, 424,900 stock options were exercised for cash proceeds of $2,597. An additional 504,785 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 121,150 shares were issued in settlement of the stock options, and the remaining 383,635 options were cancelled.

(b)           Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with officers, employees and consultants, and prior to June 24, 2014, also with directors. On June 24, 2014, the Shareholders re-approved the Company's 8% rolling Stock Option Plan (the "Plan").  The maximum number of common shares that may be issuable under the Plan is set at 8% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Share Unit Plan and Deferred Share Unit Plan – see Notes 9(c) and 9(d), respectively) shall not exceed 8% of the issued and outstanding common shares of the Company on a non-diluted basis.  Options granted under the Plan have a maximum term of 5 years.  As at June 30, 2016, there were 1,892,021 stock options outstanding under the Plan and 600,000 inducement options outstanding outside of the Plan.

The following table summarizes the Company's option activity for the period:

		Weighted		Weighted
	Period ended	average	Year ended	average
	June 30,	exercise price	December 31,	exercise price
	2016	(C$/option)	2015	(C$/option)

Balance outstanding, January 1, 2016	3,843,105	$8.71	4,361,540	$8.47
Granted (1)	-	-	701,250	9.48
Expired	-	-	(290,000)	10.02
Exercised for cash (2)	(247,750)	8.82	(424,900)	7.64
Exercised cashless (2)	(1,103,334)	$10.48	(504,785)	7.86

Balance outstanding, June 30, 2016	2,492,021	$7.92	3,843,105	$8.71

(1)  During the six months ended June 30, 2016, no stock options were granted (June 30, 2015: 203,750).

(2) During the six months ended June 30, 2016, 1,351,084 stock options were exercised (June 30, 2015: 535,400), with a weighted average market share price at the time of exercise of C$14.83 per share (June 30, 2015: C$9.70).

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors.  At the time of a stock option grant the exercise price of each option is set, and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

During the six months ended June 30, 2016, the Company recorded share based payment expense of $477 (June 30, 2015: $706) relating to stock options vested to employees and consultants in the period.

The following table summarizes the Company's stock options outstanding and exercisable as at June 30, 2016:

		Number	Number	Weighted average
	Exercise	outstanding at	exercisable at	remaining
	price ($C/	June 30,	June 30,	contractual life
	option)	2016	2016	(years)
(1)	5.35	500,000	500,000	2.29
	5.86	525,000	525,000	1.96
	9.15	398,855	398,855	1.09
	9.16	43,333	-	4.20
	9.28	414,833	174,833	4.43
(1)	9.61	100,000	100,000	1.67
	10.02	192,500	138,333	3.98
	10.04	317,500	225,000	3.00
		2,492,021	2,062,021	2.61

(1)	Inducement options issued outside the Company's Plan as an incentive to attract

(c)           Restricted and performance share units

On June 24, 2014, the Shareholders approved a share unit plan (the "Share Unit Plan") for the benefit of the Company's employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units ("RSUs") and Performance Share Units ("PSUs").  The maximum number of common shares that may be issuable under the Share Unit Plan is set at 0.75% of the number of issued and outstanding common shares on a non-diluted basis, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Plan and Deferred Share Unit Plan – see Notes 9(b) and 9(d), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.  RSUs and PSUs granted under the Share Unit Plan have a term of 5 years, unless otherwise specified by the Board.

During the six months ended June 30, 2016, no RSUs or PSUs were granted (June 30, 2015: 19,960 and nil respectively).

As at June 30, 2016, there were 74,438 RSUs and 81,892 PSUs issued and outstanding under the Share Unit Plan, of which 49,358 RSUs and 32,865 PSUs have vested and are convertible into common shares of the Company. In the period ended June 30, 2016, the Company recognized a share-based payment expense of $396 (June 30, 2015: $156) relating to RSUs and PSUs vesting in the period.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

 (d)          Deferred share units

On June 24, 2014, the Shareholders approved a Deferred Share Unit Plan (the "DSU Plan") for the benefit of the Company's non-executive directors. On June 22, 2015, the Shareholders approved an amendment to the DSU Plan to allow participation by employees.  The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units ("DSUs").  Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs, and employees may elect to receive all or a portion of their annual incentive in the form of DSUs.  DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant.  The maximum number of common shares that may be issuable under the DSU Plan is set at 0.75% of the number of issued and outstanding common shares on a non-diluted basis, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Plan and the Share Unit Plan – see Notes 9(b) and 9(c), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.

During the six months ended June 30, 2016, 63,287 DSUs (June 30, 2015: 67,365) were granted under the Company's DSU plan. In addition, 5,405 DSUs (June 30, 2015: 15,280) were granted to directors who elected to receive their retainer and meeting fees for the period in the form of DSUs.  The resulting cumulative DSU share-based payment expense of $899 (June 30, 2015: $573) was recognized in the period ended June 30, 2016.  Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant's termination date.

As at June 30, 2016, there are 369,233 DSUs issued and outstanding under the DSU Plan, all of which have vested except for 4,990 DSUs.

As at June 30, 2016, there are 2,417,584 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 4.01% of the issued and outstanding common shares on a non-diluted basis, and there are 3,999,121 share based awards available for grant under these combined share compensation arrangements.

10.          CAPITAL RISK MANAGEMENT

The Company's objectives in managing its liquidity and capital are to safeguard the Company's ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income and deficit), net of cash.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

Capital as defined above is summarized in the following table:

	June 30,	December 31,
	2016	2015
Equity	$224,668	$154,142
Cash and term deposits	(140,858)	(75,424)
	$83,810	$78,718

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at June 30, 2016, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($141,291 as at June 30, 2016) to maintain all of its properties and currently planned programs for a period in excess of the next year. In management's opinion, the Company is able to meet its ongoing current obligations as they become due.  However, the Company may require additional capital in the future to meet its project related expenditures (see Note 15), as the Company is currently not generating cash flow from operations, and it may not therefore generate sufficient operating cash flows to meet all of its future expenditure requirements.  Future liquidity may depend upon the Company's ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

11.          FINANCIAL RISK MANAGEMENT

The Company's operations consist of the acquisition, exploration and development of projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

(i)           Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company's credit risk has not changed significantly from the prior year.

(ii)          Cash
In order to manage credit and liquidity risk the Company's policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii)         Mexican value added tax
As at June 30, 2016, the Company had a receivable of $119 from the Mexican government for value added tax (Note 4).  Management expects the balance to be fully recoverable within the year.

The Company's maximum exposure to credit risk is the carrying value of its cash and accounts receivable, as follows:

	June 30,	December 31,
	2015	2015
Cash and term deposits	$140,858	$75,424
Accounts receivable (see Note 4)	387	327
	$141,245	$75,751

(b)           Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 7, 8 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)            Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican Peso and Canadian dollar, relative to the US$.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  The Company is also exposed to inflation risk in Mexico.

Exposure to currency risk

As at June 30, 2016, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

June 30, 2016 (in 000's of US$ equivalent)	Mexican peso	Canadian dollar

Cash	$149	$7,580
Accounts receivable	119	268
Prepaid	7	-
Marketable securities	-	22
Accounts payable	(93)	(124)
Net assets exposure (US$ equivalent)	$182	$7,746

June 30, 2015 (in 000's of US$ equivalent)	Mexican peso	Canadian dollar

Cash	$50	$7,750
Accounts receivable	330	29
Prepaid	16	-
Marketable securities	-	256
Option to acquire mineral interest	-	3,864
Accounts payable	(102)	(124)
Net assets exposure (US$ equivalent)	$294	$11,775

Mexican Peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican Peso relative to the US$ will slightly increase the Company's cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company's cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that the Company holds net monetary assets in Pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash and value added taxes receivable, net of trade and other payables. The carrying amount of the Company's net peso denominated monetary assets at June 30, 2016 is 3,388 pesos (June 30, 2015: 4,603 pesos).  A 10% appreciation in the peso against the US$ would result in gain at June 30, 2016 of $18 (June 30, 2015: $29), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company's overhead costs as reported in US$.  Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company's overhead costs as reported in US$.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets in C$.  The carrying amount of the Company's net Canadian denominated monetary assets at June 30, 2016 is C$10,005 (June 30, 2015: C$14,709).  A 10% appreciation in the C$ against the US$ would result in gain at June 30, 2016 of $775 while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

 (d)          Interest rate risk

The Company's interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12.          FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company's financial instruments include cash, accounts receivable, marketable securities, and trade and other payables.  The carrying values of cash, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  The Company's financial assets and liabilities are categorized as follows:

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

	Six months ended June 30, 2016
	FVTPL	Available for sale	Loans and receivables	Other liabilities	Total
Financial assets
Cash	$30,858	-	-	-	$30,858
Term deposits	110,000	-	-	-	110,000
Accounts receivables (Note 4)	-	-	387	-	387
Marketable securities (Note 5)	-	22	-	-	22
Financial liabilities
Trade and other payables	-	-	-	339	339

	Year ended December 31, 2015
	FVTPL	Available for sale	Loans and receivables	Other liabilities	Total
Financial assets
Cash	$75,424	-	-	-	$75,424
Accounts receivables (Note 4)	-	-	327	-	327
Marketable securities (Note 5)	-	279	-	-	279
Financial liabilities
Trade and other payables	-	-	-	957	957

The Company's financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	Six months ended June 30, 2016
	Level 1	Level 2	Level 3	Total
Cash	$30,858	-	-	$30,858
Term deposits	110,000	-	-	110,000
Marketable securities (Note 5)(1)	22	-	-	22
	$140,880	$-	$-	$140,880

	Year ended December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash	$75,424	-	-	$75,424
Marketable securities (Note 5)(1)	279	-	-	279
	$75,703	$-	$-	$75,703

(1) The fair value of available-for-sale marketable securities (Note 5) is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

                There were no transfers between levels 1, 2 and 3 during the period ended June 30, 2016 or during year ended December 31, 2015.

13.          SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration of mineral properties in Mexico. Substantially all of the Company's long term assets are located in Mexico and the Company's executive and head office is located in Canada.

14.          RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. ("Cascabel") and IMDEX Inc. ("IMDEX").  Dr. Peter Megaw, the Company's Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX.  In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company's exploration programs, and he and his team developed the geologic concepts and directed the acquisition of all the Company's projects, including the Juanicipio Project and the Cinco de Mayo Property.

During the three and six months ended June 30, 2016, the Company incurred expenses with Cascabel and IMDEX of $280 and $565 respectively (June 30, 2015: $333 and $692 respectively), including fees to IMDEX related to services provided by Dr. Megaw of $64 and $134 respectively (June 30, 2015: $82 and 157 respectively).  All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which represent fair market value for all services rendered.  A significant portion of the expenditures are incurred on the Company's behalf, and are charged to the Company on a "cost + 10%" basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel & IMDEX.

Included in trade and other payables at June 30, 2016 is $165 related to these services (December 31, 2015: $356).

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.  The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui mining concessions.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company had entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company. As the contract was not renewed in 2016, no consulting fees were paid in the period ended June 30, 2016 (June 30, 2015: C$10) and there are no payables related to such services as at June 30, 2016 (June 30, 2015: nil).

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company's significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2016 (%)	2015 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio"), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc ("Fresnillo") and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 12% of the common shares of the Company as at June 30, 2016, as publicly reported.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 7).

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Salaries and other short term employee benefits	$251	$270	$499	$531
Share based payments (Note 9(b), (c ), and (d))	978	766	1,462	932
	$1,229	$1,036	$1,961	$1,463

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

15.          COMMITMENTS

As at June 30, 2016, the Company's contractual obligations and commitments are summarized as follows:

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

Office Lease

2016	54
2017	134
2018	137
2019	140
$465

As these consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

Other contractual obligations include a 2.5% NSR royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 2.5% NSR royalty on the interest in the Guigui mining concessions (Note 8).

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo (Note 7). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company's on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.  Accordingly, the Company may need to raise additional capital by issuance of equity in the future.

16.           INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2016	2015	2016	2015

Current tax recovery (expense)	$-	$-	$-	$-
Deferred tax recovery (expense)	(858)	-	(795)	-
Total income tax recovery (expense) for the period	$(858)	$-	$(795)	$-

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2016
(Unaudited - expressed in thousands of US dollars unless otherwise stated)

The Company incurred a loss before tax for the period ended June 30, 2016 of $3,524 (June 30, 2015: $4,672).  As insufficient evidence exists to support current or future realization of the tax benefits associated with this loss, the benefit of certain tax assets have not been recognized in the six months ended June 30, 2016 and 2015.

The Company recorded a deferred tax expense of $795 for the six month period ended June 30, 2016 (June 30, 2015: nil) related to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in Mexican Pesos as opposed to the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in a deferred tax liability and associated expense in accordance with IAS 12 Income Taxes.  With the weakening of the Mexican Peso against the US$ from 17.34 Pesos/US$ on December 31, 2015 to 18.56 Pesos/US$ on June 30, 2016, a deferred tax expense and an associated increase of the previously recognized deferred tax liability was recognized in the six month period ended June 30, 2016.  This non-cash charge will only be realized once the Company's exploration properties are developed and in production or on disposal of the mineral properties.

17.          SUBSEQUENT EVENTS

Subsequent to June 30, 2016 the Company:

a)  Issued 190,355 common shares pursuant to the exercise of stock options between C$5.86 and C$9.61 for proceeds of C$1,706; and,

b)  Issued 2,000 common shares upon the conversion of 2,000 RSUs.